UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aware, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05453N-10-0
(CUSIP Number)

John S. Stafford, Jr.
c/o Ronin Capital, LLC
350 N. Orleans Street, Suite 2N
Chicago, IL 60654

(312) 244-5284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0

1.	Name of Reporting Person.

John S. Stafford, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

USA
	7.	Sole Voting Power
Number of
Shares		2,378,430
Beneficially	8.	Shared Voting Power
Owned by
Each		0
Reporting	9.	Sole Dispositive Power
Person
With		321,134
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,378,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒

13.	Percent of Class Represented by Amount in Row (11)

11.6%
14.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 05453N-10-0

1.	Name of Reporting Person.

John S. Stafford, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

USA
	7.	Sole Voting Power
Number of
Shares		2,100,598(1)
Beneficially	8.	Shared Voting Power
Owned by
Each		0
Reporting	9.	Sole Dispositive Power
Person
With		2,100,598(1)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,100,598(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)

10.2%
14.	Type of Reporting Person (See Instructions):

IN

(1) On July 19, 2011, Mr. Stafford transferred 2,100,598 shares of common stock of Aware Inc. to a Class C Capital Account at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford, as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Name of Reporting Person.

Ronin Capital, LLC

36-4472500
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power
Number of
Shares		2,100,598(1)
Beneficially	8.	Shared Voting Power
Owned by
Each		0
Reporting	9.	Sole Dispositive Power
Person
With		2,100,598(1)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,100,598(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)

10.2%
14.	Type of Reporting Person (See Instructions):

BD

(1) On July 19, 2011, John S. Stafford, III transferred 2,100,598 shares of common stock of Aware Inc. to a Class C Capital Account at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford, as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Name of Reporting Person.

James M. Stafford
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

USA
	7.	Sole Voting Power
Number of
Shares		1,358,251
Beneficially	8.	Shared Voting Power
Owned by
Each		0
Reporting	9.	Sole Dispositive Power
Person
With		1,358,251
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,358,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒

13.	Percent of Class Represented by Amount in Row (11)

6.6%
14.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 05453N-10-0

This Amendment No. 4 (this “Amendment”) to the Statement on Schedule 13D filed on May 1, 2009, as amended pursuant to Amendment No. 1 filed on September 28, 2010, Amendment No. 2 filed on March 11, 2011 and Amendment No. 3 filed on April 1, 2011 (the “Schedule 13D”), filed on behalf of John S. Stafford, Jr., John S. Stafford, III, James M. Stafford and Ronin Capital, LLC relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 40 Middlesex Turnpike, Bedford, MA 01730.

Item 2.	Identity and Background

(a)          Name: John S. Stafford, Jr.

John S. Stafford, III

James M. Stafford

Ronin Capital, LLC (each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)           Business address for both Reporting Persons:  350 N. Orleans Street, Suite 2N, Chicago, IL  60654

(c)           John S. Stafford, Jr. is self-employed and works at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654

John S. Stafford, III is the manager of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654.

James M. Stafford is self-employed and works at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654

(d)          Neither Reporting Person was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)           John S. Stafford, Jr. is a citizen of the United States.

John S. Stafford, III is a citizen of the United States

James M. Stafford is a citizen of the United States

Ronin Capital, LLC is a Delaware limited liability company

Item 3.           Source and Amount of Funds or Other Consideration

John S. Stafford, Jr. is the beneficial owner of an aggregate of 2,057,296 shares of Common Stock which are subject to proxies given to John S. Stafford Jr. granting him the right to vote such shares.  In addition, previously, he was the beneficial owner of 636,827 shares which were purchased for an aggregate consideration of $4,203,058.20.  John S. Stafford, Jr.’s ownership includes shares held as a long-term investment and shares purchased over a number of years.  The aggregate consideration reflects the Reporting Person’s current basis for filed income tax purposes. On July 25, 2011, John S. Stafford, Jr. transferred 315,693 shares of Common Stock to the Kimberly Stafford 2004 Irrevocable Trust, a donative transfer for no consideration for estate planning purposes.

John S. Stafford, III is the beneficial owner of an aggregate of 2,100,598 shares of Common Stock which were purchased for an aggregate consideration of $11,994,574.03.  John S. Stafford, III’s personal funds were the source of such consideration. On July 19, 2011, Mr. Stafford transferred 2,100,598 shares of common stock of Aware Inc. to a Class C Capital Account at Ronin Capital, LLC as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

James M. Stafford is the beneficial owner of an aggregate of 1,358,251 shares of Common Stock which were purchased for an aggregate consideration of $8,964,456.60.  James M. Stafford’s personal funds were the source of such consideration.

Item 4.	Purpose of Transaction

John S. Stafford, III acquired the above reported 2,100,598 shares of the Common Stock based on his belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the ordinary course of business. On July 19, 2011, Mr. Stafford transferred 2,100,598 shares of common stock of Aware Inc. to a Class C Capital Account at Ronin Capital, LLC as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

James M. Stafford acquired the above reported 1,358,251 shares of Common Stock based on his believe that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the ordinary course of business.

John S. Stafford, III and James M. Stafford each intend to continue to review their respective equity interest in the Issuer.  In addition, depending on their respective evaluations of the factors described below, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by him, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

While the Reporting Persons do not currently have any specific plans that relate to or would result in the actions described below, John S. Stafford, Jr. has obtained proxies from the holders of 2,057,296 shares of Common Stock granting him the exclusive right to vote those shares of Common Stock at a meeting or to consent to any proposal or corporate action that would result in:

(1)	Any change in the Company’s present Board of Directors or management (including the nomination, election or removal of directors);

(2)	The approval or recommendation of compensation plans;

(3)	Approvals or recommendations regarding executive compensation;

(4)	The appointment of auditors, or investment or legal advisors;

(5)	Any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or its subsidiaries;

(6)	Any material change in the Company’s present capitalization, including the sale of additional capital stock, or dividend policy;

(7)	Any other material change in the Company’s business or corporate structure;

(8)	Any change in the Company’s charter or by-laws (some of which my encourage or impede the acquisition of control of the Company by any person), including changes in the number and type of authorized capital stock;

(9)	The Company’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or registered national securities association;

(10)	The Company’s Common Stock or any other class of securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and

(11)	Any action similar to those enumerated above.

The Reporting Persons may also wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following:  (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on his assessment of the foregoing factors, each Reporting Person may, from time to time, modify his present intention as stated in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)          In the aggregate, as of December 31, 2011, John S. Stafford, Jr. beneficially owns 2,378,430 shares of the Issuer’s Common Stock, representing approximately 11.6% of such class of securities.  This percentage of beneficial ownership is based on a total of 20,582,906 shares of the Common Stock outstanding as of October 21, 2011, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2011.   John S. Stafford, Jr. beneficially owns 2,057,296 shares of the Issuer’s Common Stock pursuant to proxies he has received granting him voting rights with respect to such shares.  321,134 of the shares of the Issuer’s Common Stock are beneficially owned by John S. Stafford, Jr.

In the aggregate, John S. Stafford, III beneficially owns, as of December 31, 2011, 2,100,598 shares of the Issuer’s Common Stock, representing approximately 10.2% of such class of securities.  This percentage of beneficial ownership is based on a total of 20,582,906 shares of the Common Stock outstanding as of October 21, 2011, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2011. On July 19, 2011, Mr. Stafford transferred 2,100,598 shares of common stock of Aware Inc. to a Class C Capital Account at Ronin Capital, LLC as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

  In the aggregate, James M. Stafford beneficially owns, as of December 31, 2011, 1,358,251 shares of the Issue’s Common Stock, representing approximately 6.6% of such class of securities.  This percentage of beneficial ownership is based on a total of 20,582,906 shares of the Common Stock outstanding as of October 21, 2011, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2011.

 (b)           John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 2,100,598 shares of the Issuer’s Common Stock. On July 19, 2011, Mr. Stafford transferred 2,100,598 shares of common stock of Aware Inc. to a Class C Capital Account at Ronin Capital, LLC as a capital contribution. Mr. Stafford remains the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

James M. Stafford has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 1,358,251 shares of the Issuer’s Common Stock.

John S. Stafford, Jr. disclaims beneficial ownership of the 3,425,747 shares of the Issuer’s Common Stock owned beneficially by his wife, Susan Yang Stafford, and certain family trusts of which she is the trustee.

 (c)           On January 31, 2011, John S. Stafford, Jr. received proxies related to 619,667 shares of the Issuer’s Common Stock, on February 1, 2011 John S. Stafford, Jr. received proxies related to 1,137,629 shares of the Issuer’s Common Stock and on March 16, 2011 John S. Stafford, Jr. received a proxy related to 300,000 shares of the Issuer’s Common Stock.

 (d)           No person other than John S. Stafford, III is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 2,100,598 shares of the Common Stock reported hereby.  No person other than James M. Stafford is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 1,358,251 shares of the Common Stock reported hereby.  John S. Stafford, Jr. has the right to receive or direct the receipt of dividends or the proceeds from the sale of, the 321,134 shares he beneficially owns, but he does not have the right to direct receipt of dividends or the proceeds from the sale of the Common Stock which he beneficially owns as a result of holding the proxies described above.  Each of the following parties granted John S. Stafford, Jr. a proxy and has retained the right to direct receipt of dividends from and the proceeds from the sale of the Common Stock subject to their respective proxy:  Equitec Proprietary Markets, LLC, Pyramid Trading, LP, Charles K. Stewart Roth IRA Rollover, Charles K. Stewart, CKS 401(k) Plan, Stewarts Children’s Trust, and Francis Cook.

 (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John S. Stafford, III is the adult son of John S. Stafford, Jr.  James M. Stafford is the adult son of John S. Stafford, Jr.  They have entered into an unwritten agreement to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable.  Each of the following parties granted John S. Stafford, Jr. a proxy to vote their shares of Common Stock as described in Item 4 above:  Equitec Proprietary Markets, LLC, Pyramid Trading, LP, Charles K. Stewart Roth IRA Rollover, Charles K. Stewart, CKS 401(k) Plan, Stewarts Children’s Trust, and Francis Cook.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this document:

Exhibit 99.1:  The form of proxy executed and delivered by each of Equitec Proprietary Markets, LLC, Pyramid Trading, LP, Charles K. Stewart Roth IRA Rollover, Charles K. Stewart, CKS 401(k) Plan, Stewarts Children’s Trust to the Reporting Person and Francis Cook.

Exhibit 99.2:  The written agreement of persons in group to the filing of this 13D/A on their behalf.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

 [signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2012

/s/ John S. Stafford, Jr.
John S. Stafford, Jr.

/s/ John S. Stafford, III
John S. Stafford, III

/s/ James M. Stafford
James M. Stafford

Ronin Capital, LLC

By:	/s/ Agnes Burda
Name: Agnes Burda
Title: Compliance Officer